                                                                     Exhibit 2.3


                             Randall's Food Markets, Inc.
                                    3663 Briarpark
                                Houston, Texas  77042


                                       June 18, 1997



RFM Acquisition LLC
c/o Kohlberg Kravis Roberts & Co. L.P.
9 West 57th Street
New York, New York  10019
Attention:  Nils P. Brous

Dear Sirs:

         Reference is made to the Subscription Agreement dated as of the date hereof among RFM Acquisition LLC ("BUYER"), Randall's Food Markets, Inc. ("SELLER") and Robert R. Onstead (the "SUBSCRIPTION AGREEMENT"). Capitalized terms used but not defined herein shall have the meanings set forth in the Subscription Agreement.

         In addition to the indemnification obligations of Seller and Robert R. Onstead under the Subscription Agreement and under the Letter Agreement dated as of April 1, 1997 between the parties hereto, and without in any way limiting such obligations, Seller hereby agrees to defend, indemnify and hold harmless Buyer and its Affiliates (including KKR), each director, officer and employee of Buyer and such Affiliates, and Buyer's representatives and advisors against any loss, damage, claim, liability, judgment or settlement of any nature or kind, including all costs and expenses relating thereto, including interest and penalties and including Legal Fees, in each case whether incurred prior to or after the date hereof and whether incurred by Seller, any Subsidiary or any indemnitee hereunder (collectively "DAMAGES"), arising out of or resulting from any current or future litigation, disputes or claims relating to the Cullum Companies Management Security Plan, including in connection with JOE CARRABBA, JR. V. TOM THUMB FOOD & DRUGS, INC. (the "MSP LITIGATION"), PROVIDED, HOWEVER, that Damages shall not include Legal Fees incurred by Seller unless the aggregate amount of such Legal Fees exceeds $2,000,000 (and then only to the extent of such excess). For purposes of this Letter Agreement, the term "Legal Fees" shall mean attorneys' fees and expenses, the fees and expenses of expert witnesses and litigation consultants and court costs. Amounts reserved as a liability on the financial statements of Seller shall in no way reduce Seller's indemnification obligations pursuant to this Letter Agreement.

         The amount of any Damages shall be reduced (i) first, to the extent of funds, if any, actually received by Seller in respect of such Damages from any insurance carrier or third party indemnitor or contributor with respect to the subject matter of the indemnity described in this Letter Agreement ("THIRD PARTY PROCEEDS") but only if, and only to the extent that, such Third Party Proceeds exceed the lesser of Legal Fees or $2,000,000 and (ii) second, after giving effect to clause (i) above, by the amount of any federal or state income tax benefit actually received by Seller relating to any Damages calculated in accordance with the preceding paragraph.

         To the extent any amount is payable by Seller pursuant to this Letter Agreement, such obligation shall be satisfied by Seller's issuance of additional shares ("ADDITIONAL SHARES") of Seller's common stock to Buyer or its designee calculated as set forth below. Any issuance of Additional Shares pursuant to this Letter Agreement shall be deemed to be an adjustment to the number of shares of Common Stock purchased under the Subscription Agreement.

         The number of Additional Shares to be issued pursuant to this Letter Agreement from time to time shall equal (1) a fraction (A) the numerator of which shall equal the number of shares of Common Stock outstanding as of the date such Additional Shares are to be issued minus the number of shares of Common Stock then held by Buyer and its Affiliates, and (B) the denominator of which shall equal 1 minus a fraction, (i) the numerator of which shall equal the number of shares of Common Stock then held by Buyer and its Affiliates multiplied by the Fair Market Value of one share of Common Stock as of such date, and (ii) the denominator of which shall equal (a) the number of shares of Common Stock then outstanding multiplied by the Fair Market Value of one share of Common Stock as of such date minus (b) the amount of Damages incurred by the Indemnitee minus (2) the number of shares of Common Stock then outstanding.

         Additional Shares shall be issued pursuant to this Letter Agreement at the Closing and from time to time thereafter as Damages are incurred, provided that (i) no Additional Shares shall be issued if the Closing shall not occur and
(ii) for purposes of the calculation contained in the preceding paragraph, any Additional Shares issued at the Closing shall be deemed to be issued immediately after the consummation of the Purchase pursuant to the Subscription Agreement and after giving effect to consummation of the Tender Offer.

         The term "Damages" as used in this Letter Agreement is not limited to matters asserted by third parties against any party entitled to be indemnified under this Letter Agreement, but includes Damages incurred or sustained by any such party in the absence of third party claims.

         In addition, if there are any members of the Board of Directors of Seller who are not partners, executives or employees of KKR, the parties agree that the MSP Litigation shall not be settled by Seller without the approval of a majority of such members.

         The provisions of Article IX of the Subscription Agreement (other than
Section 9.01) are deemed to be incorporated in this Letter Agreement as if explicitly stated herein.

         If you are in agreement with the foregoing, please sign the enclosed copy of this Letter Agreement and return it to the undersigned.

                                  Very truly yours,

                                  RANDALL'S FOOD MARKETS, INC.



                                  /s/ R. RANDALL ONSTEAD, JR.
                                  ------------------------------------
                                  Name:  R. Randall Onstead, Jr.
                                  Title: Chief Executive Officer
AGREED:

RFM ACQUISITION LLC



/s/ PAUL E. RAETHER
-------------------------------
Name: Paul E. Raether
Title:  Chief Executive Officer